News Release

Sustainable Growth

HARVEST OPERATIONS ANNOUNCES CLOSING OF US SENIOR NOTES OFFERING

Calgary, October 4, 2010 — Harvest Operations Corp (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) announced today that it has completed its offering of U.S.$500 million aggregate principal amount of its 6⅞% senior notes due 2017 (the “New Notes”) and the early settlement of its previously announced cash tender offer and consent solicitation (the “Offer”) with respect to its outstanding 7⅞ % Senior Notes due 2011 (the “Old Notes”).

Harvest Operations (“Harvest”) used a portion of the net proceeds from the issuance of the New Notes to fund the payment of consideration and costs relating to the Offer. As of 5:00 pm, Eastern Time, on September 30, 2010 (the “Consent Time”), U.S.$178,336,000 aggregate principal amount of the Old Notes had been validly tendered and not withdrawn, which represented approximately 86% of the outstanding aggregate principal amount of the Old Notes.

Harvest also announced today that it would issue, under the terms of the indenture (as amended and supplemented) governing the Old Notes, a call notice to redeem any outstanding Old Notes which are not tendered on or prior to the expiration date of the Offer.  The redemption date of the Old Notes is expected to be October 19, 2010.

This press release does not constitute an offer to purchase the Old Notes or a solicitation of consents to amend the related indenture.  The Offer was made solely pursuant to the Offer to Purchase and Consent Solicitation Statement dated September 17, 2010.

The offering of the New Notes was made solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), or to certain persons in offshore transactions pursuant to Regulation S under the Securities Act.  The New Notes have not been and will not be registered under the Securities Act and the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offering, solicitation or sale would be unlawful.

ADVISORY
This press release contains forward-looking statements conveying management’s expectations as to the future based on current plans, estimates and projections. Forward-looking statements involve inherent risks and uncertainties and Harvest Operations Corp. cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this press release include statements related to the Offer, including the Consent Time and possible completion of the Offer.  Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Harvest Operations Corp. does not undertake to update any of these statements in light of new information or future events, except, with respect to the Offer, as specifically set forth in this press release.

Investor & Media Contacts:

John Zahary, President & CEO
Jeremy Dietz, Investor Relations
Toll Free Investor Mailbox: (866) 666-1178
Email:  information@harvestenergy.ca

Corporate Head Office:

Harvest Operations Corp.
2100, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4